Exhibit (a)(7)(i)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Securities (as defined below). The Offer (as defined below) is made solely by the Offer to Purchase (as defined below) and the related Letter of Transmittal (as defined below) and any amendments or supplements thereto. The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Securities in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction or any administrative or judicial action pursuant thereto. Purchaser (as defined below) may, in its discretion, take such action as it deems necessary to make the Offer to holders of Securities in such jurisdiction. In those jurisdictions where applicable laws require that the Offer be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

Notice of Offer to Purchase for Cash

All Outstanding Shares of Class A Common Stock

All Outstanding Shares of Class B Common Stock

All Outstanding Shares of Series A Perpetual Convertible Preferred Stock and

All Outstanding Warrants to Purchase Shares of Class A Common Stock

of

Westway Group, Inc.

at

a net price per share of Class A Common Stock of $6.70

a net price per share of Class B Common Stock of $6.70

a net price per share of Series A Perpetual Convertible Preferred Stock of $6.79 and

a net price per share of Class A Common Stock subject to each Warrant equal to $1.70 by

Bishop Infrastructure III Acquisition Company, Inc.

a wholly-owned subsidiary of

Bishop Infrastructure II Acquisition Company, Inc.

and a controlled affiliate of

EQT Infrastructure II Limited Partnership

Bishop Infrastructure III Acquisition Company, Inc., a Delaware corporation (“Purchaser,” “we,” or “us”) and a wholly-owned subsidiary of Bishop Infrastructure II Acquisition Company, Inc., a Delaware corporation (“Parent”), and a controlled affiliate of EQT Infrastructure II Limited Partnership, a limited partnership registered in England and Wales (“Guarantor”), is offering to purchase for cash:

•

all of the outstanding shares of Class A common stock, par value $0.0001 per share (the “Class A Common Stock”), of Westway Group, Inc., a Delaware corporation (the “Company”), at a purchase price equal to $6.70 per share (the “Common Stock Offer Price”);

•

all of the outstanding shares of Class B common stock, par value $0.0001 per share (the “Class B Common Stock,” and together with the Class A Common Stock, the “Common Stock”), of the Company, at a purchase price per share equal to the Common Stock Offer Price;

•

all of the outstanding shares of Series A perpetual convertible preferred stock, par value $0.0001 per share (the “Preferred Stock,” and together with the Common Stock, the “Shares”), of the Company, at a purchase price equal to $6.79 per share (the “Preferred Stock Offer Price”); and

•

all of the outstanding warrants to purchase shares of Class A Common Stock (all of which have an exercise price of $5.00 per share of Class A Common Stock, the “Warrants,” and together with the Shares, the “Securities”), at a purchase price per share of Class A Common Stock subject to each such Warrant equal to $1.70 (the “Warrant Offer Price,” and together with the Common Stock Offer Price and the Preferred Stock Offer Price, the “Offer Price”),

other than any Shares held by the Company as treasury stock or otherwise, in each case, net to the seller thereof in cash, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 31, 2012 (as it may be amended or supplemented from time to time, the “Offer to Purchase”) and the related letter of transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal”) which, together with the Offer to Purchase, constitute the “Offer.”

Tendering stockholders and warrant holders who have Securities registered in their names and who tender directly to Continental Stock Transfer & Trust Company (the “Depositary”) will not be obligated to pay brokerage fees or commissions or, except as set forth in the Letter of Transmittal, transfer taxes on the purchase of Securities by Purchaser pursuant to the Offer. Stockholders and warrant holders who hold their Securities through a broker, dealer, commercial bank, trust company or other nominee should consult with such institution as to whether it charges any service fees or commissions.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON WEDNESDAY, JANUARY 30, 2013, UNLESS THE OFFER IS EXTENDED.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of December 20, 2012 (as it may be amended from time to time, the “Merger Agreement”), by and among Parent, Purchaser and the Company. The Merger Agreement provides, among other things, that following the consummation of the Offer and subject to the satisfaction or waiver of certain conditions, Purchaser will be merged with and into the Company (the “Merger”), with the Company continuing as the surviving corporation of the Merger as a wholly-owned subsidiary of Parent. In the Merger: (i) each Share issued and outstanding immediately prior to the effective time of the Merger (excluding Shares held by: (A) the Company (as treasury stock or otherwise), Parent, Purchaser or any of their respective direct or indirect wholly-owned subsidiaries, which will be automatically cancelled without payment of any consideration therefor, and (B) stockholders who validly exercise appraisal rights under Delaware law with respect to such Shares), will be cancelled and converted into the right to receive an amount in cash equal to the Common Stock Offer Price or the Preferred Stock Offer Price, as applicable, and (ii) each Warrant issued and outstanding immediately prior to the effective time of the Merger will be cancelled and converted into the right to receive an amount in cash equal to $1.70 for each share of Class A Common Stock subject to such Warrant, in each case without interest thereon and less any applicable withholding taxes. As a result of the Merger, the Company will cease to be a publicly traded company and will become wholly-owned by Parent. The Merger Agreement is more fully described in the Offer to Purchase.

The Offer is not subject to a financing condition. The Offer is conditioned upon, among other things, there being validly tendered in the Offer: (i) that number of shares of Common Stock (including the shares of Common Stock that would result from the exercise of all validly tendered Warrants) which, together with the shares of Common Stock beneficially owned by Parent or Purchaser (if any), represents at least a majority of the shares of Common Stock then outstanding (excluding any shares held by the Company, as treasury stock or otherwise, but including: (A) any shares of Common Stock granted to an employee, officer, director or independent contractor of the Company or any of its subsidiaries that is subject to forfeiture upon the occurrence (or non-occurrence) of certain events and (B) the shares of Common Stock that would result from the exercise of all Warrants, regardless of the exercise price, the vesting schedule or other terms and conditions thereof), and (ii) that number of shares of Preferred Stock which, together with the shares of Preferred Stock beneficially owned by Parent or Purchaser (if any), represents at least a majority of the shares of Preferred Stock then outstanding (excluding any shares held by the Company, as treasury stock or otherwise) (such condition, the “Minimum Condition”). The Offer is also subject to other conditions described in the Offer to Purchase, including expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (such condition, the “Antitrust Condition”).

The purpose of the Offer is to acquire control, and the entire equity interest, of the Company. Following the consummation of the Offer, Purchaser intends to effect the Merger on the terms and subject to the conditions in the Merger Agreement.

The Board of Directors of the Company (the “Company Board”) has, upon the unanimous recommendation of the Special Committee of the Company Board, among other things, unanimously: (i) determined that the Offer, the Merger and the other transactions contemplated by the Merger Agreement are advisable, fair to and in the best interests of the Company and its stockholders, (ii) approved, authorized and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger in accordance with the General Corporation Law of the State of Delaware (“DGCL”), (iii) resolved to recommend that the holders of the Securities accept the Offer and tender their Securities to Purchaser pursuant to the Offer and, if required by applicable law, adopt the Merger Agreement and approve the Merger and (iv) authorized and approved the Top-Up Option and the issuance of Top-Up Shares (each as defined below) in accordance therewith.

The Company has granted to Purchaser an irrevocable option (the “Top-Up Option”), exercisable only on the terms and conditions set forth in the Merger Agreement, to purchase at a price per share equal to the Common Stock Offer Price up to that number (but not less than that number) of newly issued shares of Common Stock (the “Top-Up Shares”) equal to the lowest number of shares of Common Stock that, when added to the number of shares of Common Stock owned, directly or indirectly, by Parent and Purchaser at the time of exercise of the Top-Up Option, constitutes not less than one Share more than 90% of the shares of Common Stock that will be outstanding immediately after issuance of such additional shares.

        As a condition of and an inducement to the willingness of Parent and Purchaser to enter into the Merger Agreement, stockholders of the Company controlling, in the aggregate, approximately 79% of the outstanding shares of Common Stock and Preferred Stock and Warrants entered into support agreements with Parent, Purchaser and, for certain limited purposes, the Company, pursuant to which they agreed, among other things, to tender the Securities beneficially owned by them in the Offer, subject to the terms and conditions of the support agreements. As a result, if the Offer is consummated and assuming that: (i) no Shares (other than the Top-Up Shares) are issued by the Company after the date of the Offer to Purchase and (ii) the Shares beneficially owned by the stockholders who are parties to the support agreements are validly tendered in the Offer, the Minimum Condition would be satisfied whether or not any other stockholder of the Company tenders its Shares in the Offer and Purchaser and Parent would have sufficient ownership of the outstanding Shares to adopt the Merger Agreement without the vote of any other stockholder of the Company. In addition, based on the same assumptions and assuming that Parent converts all but one share of Preferred Stock into shares of Class A Common Stock immediately prior to the consummation of the Merger, if Purchaser and Parent exercise the Top-Up Option Purchaser and Parent would have sufficient ownership of the outstanding Shares (including the Top-Up Shares) to consummate the Merger pursuant to the “short-form merger” provisions of the DGCL without the approval of any other stockholder of the Company (whether at a meeting or otherwise).

Subject to the applicable rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”) and the Nasdaq Stock Market (“Nasdaq”) and the Merger Agreement, Parent and Purchaser reserve the right to waive or otherwise modify or amend any of the conditions of the Offer or to extend the Offer; provided, however, that the Minimum Condition and certain other terms and conditions of the Offer described in the Offer to Purchase may be modified by Purchaser only with the prior written consent of the Company, and the Antitrust Condition cannot be waived by the parties under applicable law.

If the Company requests, Parent and Purchaser are required under the Merger Agreement to extend the Offer for up to three additional successive periods not to exceed ten business days each if certain conditions set forth in the Merger Agreement are satisfied. However, Purchaser is not required in any event to extend the Offer: (i) beyond March 29, 2013 or (ii) if at any time that Parent or Purchaser is permitted to terminate the Merger Agreement pursuant to its terms. The Parent and Purchaser will also extend the Offer for the minimum period required by any rule, regulation, interpretation or position of the SEC applicable to the Offer.

Further, Parent and Purchaser may elect to provide a “subsequent offering period” following the closing of the Offer pursuant to Rule 14d-11 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). No withdrawal rights apply to Securities tendered in a subsequent offering period, and no withdrawal rights apply during a subsequent offering period with respect to Securities previously tendered in the Offer and accepted for payment.

If the Offer is extended, including to allow for the satisfaction of the conditions to the Offer, Purchaser will issue a press release announcing the extension at or before 9:00 A.M., New York City time, on the next business day after the date the Offer was otherwise scheduled to expire.

The Purchaser will be deemed, for purposes of the Offer (including during any subsequent offering period), to have accepted for payment (and thereby purchased) Securities validly tendered and not properly withdrawn, if and when Purchaser gives oral or written notice to the Depositary of its acceptance for payment of such Securities pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Securities accepted for payment pursuant to the Offer will be made by deposit of the purchase price to be paid in respect of such Securities with the Depositary. The Depositary will act as agent for tendering stockholders and tendering warrant holders for the purpose of receiving payments from Purchaser and transmitting such payments to such holders whose Securities have been accepted for payment. Under no circumstances will we pay interest on the purchase price for Securities, regardless of any delay in making such payment.

In all cases, Purchaser will pay for Securities tendered and accepted for payment pursuant to the Offer only after timely receipt by the Depositary of: (i) certificates representing such Securities (or, in the case of Shares, confirmation of the book-entry transfer of such Shares into the Depositary’s account at the Depository Trust Company (“DTC”) pursuant to the procedures set forth in the Offer to Purchase), (ii) a Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer of Shares, an Agent’s Message (as defined in the Offer to Purchase) in lieu of the Letter of Transmittal), and (iii) any other documents required by such Letter of Transmittal.

        Securities tendered pursuant to the Offer may be withdrawn at any time on or before the expiration of the Offer. Thereafter, tenders of Securities are irrevocable. For a withdrawal of Securities to be effective, the Depositary must receive a written or facsimile transmission notice of withdrawal before the Offer has expired or the Securities have been accepted for payment. Any such notice of withdrawal must specify the name of the person having tendered the Securities to be withdrawn, the number of Securities to be withdrawn and the name of the record holder of the Securities to be withdrawn, if different from that of the person who tendered such Securities. The signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution (as defined in the Offer to Purchase), unless such Securities have been tendered for the account of any Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry transfer as set forth in the Offer to Purchase, any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn Shares and must otherwise comply with DTC’s procedures. Purchaser will determine, in its sole discretion, all questions as to the form and validity (including time of receipt) of any notice of withdrawal, and such determination will be final and binding. No withdrawal of Securities will be deemed to have been properly made until all defects and irregularities have been cured or waived. None of Parent, Purchaser or any of their respective affiliates or assigns, the Depositary, the Information Agent (listed below) or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give such notification. Withdrawals of tenders of Securities may not be rescinded, and any Securities validly withdrawn will be deemed not to have been validly tendered for purposes of the Offer. However, validly withdrawn Securities may be retendered by following one of the procedures for tendering Securities described in the Offer to Purchase at any time prior to the expiration of the Offer.

The Company has provided to Purchaser its list of stockholders and warrant holders and security position listings for the purpose of disseminating the Offer to holders of Securities. The Offer to Purchase and related Letter of Transmittal will be mailed to holders of record of Securities whose names appear on the Company’s stockholder and warrant holder list and will be furnished to brokers, dealers, commercial banks, trust companies and other nominees whose names, or the names of whose nominees, appear on the list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Securities.

The receipt of cash in exchange for Securities will generally cause the holder of such Securities to recognize a gain or loss for United States federal income tax purposes. For a summary of the material United States federal income tax consequences of the Offer and the Merger, see the Offer to Purchase. Each holder of Securities should consult its own tax advisor regarding the United States federal income tax consequences of the Offer and the Merger to it in light of its particular circumstances, as well as the income or other tax consequences that may arise under the laws of any United States federal, or local or non-United States taxing jurisdiction and the possible effects of changes in such tax laws.

The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 of the General Rules and Regulations under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference.

The Offer to Purchase, the related Letter of Transmittal and the Company’s solicitation/recommendation statement on Schedule 14D-9 filed with the SEC contain important information and each such document should be read carefully and in its entirety before any decision is made with respect to the Offer.

Questions and requests for assistance may be directed to the Information Agent at the address and telephone number set forth below. Requests for copies of the Offer to Purchase and the related Letter of Transmittal may be directed to the Information Agent, and such copies will be furnished promptly at Purchaser’s expense. The Purchaser will not pay any fees or commissions to any broker or dealer or any other person (other than the Information Agent and the Dealer Manager) for soliciting tenders of Securities pursuant to the Offer.

The Information Agent for the Offer is:

105 Madison Avenue

New York, New York 10016

(212) 929-5500 (Call Collect)

or

CALL TOLL-FREE (800) 322-2885

Email: tenderoffer@mackenziepartners.com

The Dealer Manager for the Offer is:

277 Park Avenue

24th & 25th Floors

New York, New York 10172

Call Toll-Free: (800) 240-1348

December 31, 2012